UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

SUNCAST NETWORK, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0775818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2407 E. Oakton Street, Suite B-10
Arlington Heights, IL 60005

(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number: (847) 364-4008

Copies to:
William B. Barnett, Esq.
Law Offices of William B. Barnett
21550 Oxnard Street, Suite 200
Woodland Hills, California  91367
(818) 595-7717

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.01
(Title of Class)

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “larger accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

– i –

GENERAL

Suncast Network, Inc., a Delaware corporation (the "Company" or "Suncast") is furnishing this Registration Statement with respect to its outstanding shares of common stock, $.01 par value. There is no current trading market for our common stock. This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. (NASD). The Company believes that being quoted on the OTC Bulletin Board will afford increased liquidity for our shareholders and may facilitate any future financing needs, either by a private placement or public offering. The Company has recently retained the services of a consultant to look into the feasibility to raise short and long term capital. At this time, the Company has no commitments or indications from any third party to infuse capital into the Company. See “Item 10. Recent Sales of Unregistered Securities”.

FORWARD LOOKING STATEMENTS

This Form 10 contains forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause Suncast or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company is under no duty to update any of the forward-looking statements after the date of this report to conform its prior statements to actual results.

Further, this report contains forward looking statements that involve substantial risks and uncertainties. Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations, the progress of any research, product development and clinical programs, the need for, and timing of, additional capital and capital expenditures, partnering prospects, the protection of and the need for additional intellectual property rights, effects of regulations, the need for additional facilities and potential market opportunities. The Company' actual results may vary materially from those contained in such forward-looking statements because of risks to which the Company is subject, such as lack of available funding, competition from third parties, intellectual property rights of third parties, regulatory constraints, litigation and other risks to which the Company is subject.

Item 1. Description of Business

Company Overview

The Company was formed in Delaware on June 22, 2006 as a Limited Liability Company (the “LLC”). On April 18, 2007 the Company’s members exchanged all of their membership interests for common stock of Suncast Network, Inc., a corporation incorporated in the State of Delaware on April 18, 2007 (hereinafter referred to sometimes as the “Company”, “Suncast”, “we”, “us” and “our”). Suncast absorbed and is continuing the business of the LLC, which is the marketing and transmitting of television programs over the Internet to subscribers who own one of our television set top boxes.

Suncast’s target market for its programs is the Asian community living in the United States and in Asian countries such as China, Korea, Philippines, Japan, and others.

IPTV Technology

Traditionally, almost all television content was delivered either through over-the-air television broadcasts, through cable networks, or via satellite to home satellite dishes. These delivery systems are expensive to establish and expensive to operate. Recently, due to improvements in the Internet and the increasing domestic use of high-speed (or “broadband”) Internet connections, it is now possible to deliver television content over the Internet. This technology, known as Internet Protocol Television (or IPTV), enables us to deliver video content that is similar in quality to other currently existing television broadcasting systems. Because our IPTV television programming is delivered from our computer servers over the Internet using existing cable networks and telephone lines, we do not need to establish, maintain and operate television broadcast towers, satellites or cable networks. As a result, our costs of distribution and operation are significantly lower than for all traditional television services. In addition, because the IPTV technology uses a two-way digital broadcast signal, the use of IPTV enables us to deliver video content with many more features than other one directional television broadcasts and allows our subscribers to access our network of video channels, subscription services, and movies on demand. Our services also offer the television industry a platform for advertisers, content delivery and audience measurement research.

Our Set-Top Box (“STB”)

We have developed, and had manufactured, an STB that receives and decodes video delivered over the Internet in Internet protocol form (in packets) and converts that data into standard television signals. As a result, our branded Suncastv set-top box enables viewers to receive high quality video and audio channels over the Internet and to view that video content on their televisions without the need for a personal computer. The STB was designed to our specifications and must be installed by subscribers of our service in order to be able to view our ITVN Services on their televisions.

The capabilities of our set-top box and of IPTV in general, enable us to provide the following forms of video and audio content (and other forms of data) to our subscribers and enable us to interact with our viewers as follows:

We can “broadcast” video programs (live or pre-recorded) to all of our subscribers on a 24/7 basis in the manner similar to traditional television broadcasts.

We can establish programming channels or networks that are targeted to specific audiences. The ability to selectively target viewers is sometimes referred to as “narrowcasting.” Because of the low cost of establishing, operating and delivering video content using IPTV, it is now possible to create television programming and channels for small, niche markets. Accordingly, for example, we are able to establish and operate a sports channel dedicated to a particular sport. Unlike traditional television programming that has to reach a large target audience to justify the high costs of the operation, we can establish and profitably operate video channels for target groups that traditional television, cable or even satellite programmers have not targeted.

Video can be shown in a linear fashion in the same manner as television networks currently broadcast their television programming. In other words, the television programs are shown at pre-set times and the viewer can view the programming only at the scheduled times. However, our service also allows a viewer to watch programs at the pre-set times or any other time that is convenient for them as discussed below.

Video can also be shown “on demand.” Because the Internet establishes a separate video channel for each viewer, each viewer can select a pre-recorded program at any time and view that program at any time. Because the video is delivered when requested, much as an Internet page is delivered when the URL link is selected, the on-demand program can be rewound, paused, or replayed in the same manner that viewers today use their VCR.

We have the technical capability to precisely track the viewing habits and location of our viewers. Accordingly, if we implement this function with the authorization of our subscribers, we will be able to more precisely target advertising to specific, individual viewers or viewer groups.

Our STB and back office technology provide us with great flexibility in establishing pricing options for our subscribers. For example, we can set up plans to charge our subscribers a flat fee for monthly, weekly or daily access to our services. We can also charge our subscribers on a per-channel basis, on a pay-per-view basis, or based on the amount of viewing time of the subscriber.

Because we can determine and track the program that was viewed by any particular viewer as well as the length of time that the viewer viewed any program, our digital rights management system allows us to pay our content providers based on the number of times and length of time their content is viewed.

Suncastv Target Market

Suncastv targets IPTV viewers in the U.S. with initial entry in the Asian market by offering content from a variety of Asian countries such as China, Korea, Philippines, India, Vietnam, Cambodia, Thailand, Japan and others.

According to the U.S. Census Bureau, there are approximately 300 million people in the U.S. and about 5%, or 15 million of these are Asians. According to research by Neilson, over 70% of these Asian households have televisions. U.S. broadband growth rates are projected at 30% per annum while IPTV worldwide subscribers forecasted by Multimedia Research Group (MRG) will grow almost 60% per annum, or twice as fast

As the IPTV subscribers’ market grows from 12.7 million in 2007 to 80 million by 2011, the percent of Asian IPTV subscribers actually shrinks back to reflect the appropriate proportions of the population mix of 5.3%. This implies Asians will most likely jump into the IPTV market 3 to 4 years ahead of the rest of the normal population. For this reason, Suncastv is targeting the Asian IPTV market.

The characteristics of this target market are as follows:

•	Asians in the U.S. are most represented by the following ethnic origins: Chinese, Filipino, Indian, Korean, Vietnamese, Cambodian and Japanese.

•
Asians living here are the most educated ethnic group in the U.S., and have the highest average incomes. Generally, younger Asians are technologically savvy and have the desire to maintain their ethnic heritage. This is the key reason why Asians are much more likely to jump into the IPTV market than the rest of the population at first: most of them can afford to purchase PC broadband access, TVs and set top boxes, the key components for IPTV content delivery.

•	Most Asians here are located in 20 major U.S. cities:

There are 1.7 million Asian families residing on the West Coast, or one-third of all Asians in the U.S. Taking that into consideration, Suncast’s first target market will be California. Once established in California, Suncast intends to expand eastward throughout major metropolitan areas with substantial levels of Asian households with PC broadband and televisions.

Sales & Marketing

In the internet era, there are many things offered for free online. That includes television content, especially television content from China. There are many websites offering free viewing online. These free online content websites are Suncast’s direct competitors along with Kylin TV. We intend to compete with the free online content with quality videos and easy setup.

Currently, we are marketing ourselves similar to an old-fashioned broadcast television station by providing free content from Asia and “giving away” a set top box for a refundable deposit and charging no monthly fee. We believe that this will enable us to establish the Suncast set top box as the gateway to the world and gain market share quickly.

In Phase 1, Suncastv will offer free online content in order to get subscribers to sign up. We intend to give away up to 30,000 STBs with a small refundable deposit during the initial launching period. This will allow Suncastv set top boxes to reach the mass public a lot faster. In fact, if Suncastv can capture 30,000 viewers during the initial launching period, its market share will be at parity with some of our competitors and we will be more attractive to our advertisers and sub-lease partners.

In Phase 2, we will launch our video and photo hosting service and target North American colleges, local communities and independent television stations to sub-lease our IPTV channels. We will also add free karaoke service on which can sell advertising space, partner with online gaming companies, add educational e-learning channels, and include mobile television service (cell phones and PDAs).

In Phase 3, we intend to expand our service to include mainstream North American television programs: channels for food, travel, sports, autos, arts, etc. We also intend to produce our own Asian American television programs to target the younger Asian population in North America. These activities will allow us to expand our advertising market and to sell upgraded set top boxes and devices (like wireless video conferencing tools) to more advanced users.

Suncastv's four main revenue sources:

1. Sub-leasing IP television channels and developing advance management systems software.
2. Global advertisement and infomercial services.
3. Video on Demand (VOD) and Pay per View (PPV).
4. Video and photo hosting services.

The Company’s goal for the year ending December, 2009, is to capture 100,000 subscribers or 0.8% of the 12.7 million IPTV subscribers forecast worldwide. Our overall goal is to grow that percentage to 7% of the 80 million by year 2011, representing 5.6 million subscribers. There is no assurance that any of these goals will be achieved.

Considering that the Company’s main competitor has begun operations on the East Coast, and that the largest proportion of Asians is in California, the Company will target Asian households in California as its initial target market. In the Los Angeles and San Francisco areas alone, there are nearly 2 million Asian homes with televisions.

PART I. PURPOSE AND MISSION

The purpose of this Marketing Plan is to introduce Internet Protocol Television (IPTV) to prospective investors, clients and subscribers. IPTV is new in the market and it is necessary to educate the people concerned to introduce them to the IPTV trend in broadcasting and its growth with the prospective market. The Company’s initial mission is to provide video content appealing to Asians in North America via IPTV. After the Asian American market has been secured, Suncast will expand to different parts of the U.S. national market and Canada. Delivering content through the internet is less costly then delivering content via satellite or cable. The Company will not be required to lease cable or own a satellite, for example. Thus, we believe that we will have substantially lower operating costs than its competitors who do not operate via the Internet.

PART II. SITUATIONAL ANALYSIS

1. Products Analysis
The main products of the Company are TV programs, movies and live events, all chiefly originating from Asian countries like China, India, Japan, Korea, Philippines, Singapore, Thailand and Vietnam in addition to local North American channels. Live event examples are concerts and sports coverage in the form of pay-per-view. Movies are in the form of videos on demand or as part of a particular package and is broadcasted as a TV channel without additional cost as it is already form part of a package.

2. Marketing
The niche market for Suncast’s proprietary IPTV network is composed primarily of Asian-Americans over the age of 18. This group is approximately 9,097,000 in number, and according to 2004 U.S. Census estimates represents 4.2% of the US population. There are approximately 30 million households in the U.S. that have a broadband Internet connection capable of supporting IPTV technology. 81% of Asian consumers have an Internet connection at home, with high speed internet penetration among urban Asians reaching 46%.

3. Pricing
Suncastv’s pricing will be lower than its direct competitors. For the year ending December 31, 2008, Suncastv intends to have 12,000 monthly unique visitors and the Company intends to sell the STB for $175 each. We will also offer a two-month money back guarantee. Video-on demand content is dealt via profit-sharing — typically a 40/60 split on revenue, biased towards the distributor of the content. Video-on-demand is applicable to movies and similar packages. Movies will cost the viewers from $.50 to $5.00 per view within a month from the date of first view. After a month, the same viewer will need to pay the same amount if they want to watch the same movie they previously watched. Pay-per-view is applicable to live events and is more expensive than video-on-demand, depending on the kind of live shows that will range from $5 to $20. Pay per view, after its broadcasting can be converted into video on demand at a price of a video on demand too. The set top boxes and IPTV infrastructure will be outsourced to vendors. The per-unit-cost is approximately $157, plus $2 for ocean freight.

Suncast has begun with the Chinese American market (leveraging an office in Beijing to negotiate Chinese content) and intends to expand to provide content from other Asian countries. The Company's basic marketing strategy is to target Asian American households who already subscribe to at least one broadband service. Marketing efforts will emphasize advertising and promotional campaigns in locales with high concentrations of Asian American broadband users. Initially, the Company will focus its efforts on the Asian population in the California area. Once successful in California, Suncastv will aggressively market to Asians in other major metropolitan areas of the U.S and Canada. The message to be sent to customers is that Suncastv is their one source for staying connected to all of the news, television programs, movies, and televised pay-per-view events in their home countries.

As part of the marketing plan, Suncastv has started negotiations with different telecommunication stores and outlets like Sprint Stores, Verizon Stores and Cingular Stores all over the country to distribute the Suncastv STBs. In addition to that, Suncastv will promote their products through websites like Yahoo and Google. Likewise, Suncastv will distribute free Suncastv STBs to qualified Asian American establishments like restaurants, recreation centers, stores, and offices of Asian American organizations. This plan intends to promote the existence of Suncastv by using IPTV. During the Fall, 2008, Suncastv intends to produce one “Big Event” as a catalyst for its introduction to the nationwide market. This big event will be similar to “American Idol” that will be named as “Asian American Idol” or the like. Its concept is to discover Asian American talent that can be our contenders to any competition in the United States. Venue of this program will either be entirely in the United States or partially in different Asian countries. This will be a continuing event and it will be provided exclusively to Suncastv.

PART III. MARKETING PLAN AND STRATEGY

1. The Market
With a population of 300 million people in the United States, there are 15 million Asian Americans living across the country.

1.1. Size
There are approximately 2.3 million Asian-American households with broadband exist in the U.S. today. It can be logically concluded that a strong majority of these households have televisions. Asian-American households have approximately 2.60 members on average.

1.2. IPTV Growth
A research report by Multimedia Research Group (MRG) in October 2006 forecasted that IPTV subscribers worldwide will grow from 8 million to 50.5 million by 2010, or 58.5% compounded annual growth rate over the next five years. U.S. broadband growth rates are projected at 29% per annum.

1.3. Characteristics
Asian Americans are most represented by the following ethnic origins: (i) Chinese, (ii) Filipino, (iii) Indian, (iv) Korean, (v) Vietnamese, and (vi) Japanese. Asian-Americans are the most educated ethnic group in the U.S., and have the highest average incomes. Generally, younger Asian-Americans are technologically savvy and they have the desire to maintain their ethnic heritage. Asian-Americans are located disproportionately in California, New York, and Hawaii. Taking this into consideration, the country’s first target market with geographic specificity shall be California and New York.

2. Sales and Marketing

2.1. Objectives
The Company is committed to increasing its percentage of today’s market share of approximately 12.7 million IPTV worldwide Asian subscribers. The Company’s goal is to capture approximately 7% of market share by 2011, or 5.6MM subscribers. There is no assurance that this goal can be met or that the Company can come even close to achieving that number of subscribers.

3. Sources of Revenue
Local community channels will enable content from virtually any origin to be broadcast over the internet and allow people around the globe to access thousands of new channels using broadband connections and a set top box or PC.

Businesses previously unable to advertise on TV due to the high cost now have a way to advertise at a budget that is more like advertising in the local paper and can geo-target their advertising to reach the audience that matters – the locals, even the locals abroad.

Your local channel will be transmitted globally so your friends and family worldwide can tune in and watch as well. Suncast Network’s IPTV platform has the ability to create 50 sub-channels for the local community.

Suncastv, however, is focused to create a Global Asian American TV network covering TV Asia (for English Language programs and shows), TV China, TV Korea, TV Philippines, TV Vietnam, TV India, TV Cambodia, etc. and Movies on Demand.

Manufacturing and Content Providers

We currently rely on three contract manufacturers of which one is located in China to manufacture our products and to perform partial assembly and product testing. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and quickly deliver products. The Company has signed agreements with eleven TV Stations and Independent Broadcasting Corporations for the broadcasting of various media content over the Company’s IPTV platform.

Intellectual Property Rights

The EPG (Electronic Program Guide) for Suncastv set-top box was designed and developed by us. We also have designed and developed parts of our media management software such as IPTV management middleware for channel lay out, payment gateway and the data based software for video clips storage that operates our website for promoting our watch online and set-top box. However, we have not filed for any patents or registered copyrights relating to any of our products or technologies and do not have any current plans to do so. We currently rely on a combination of trade secret, nondisclosure and other contractual agreements, as well as existing copyright and trademark laws to protect our intellectual property. We require all personnel and outside contractors to execute agreements to keep secret and confidential our proprietary technology. Since IPTV technology is generally known, and since much of the technology contained in our set-top box is based on computer products generally available, we do not currently own any proprietary technology that will prevent others from developing similar set-top box technologies that will directly compete with our technologies.

In addition, we do not own the video content that we distribute over our ITVN Service network. As a third-party deliverer of proprietary video content, we rely on our video content providers to own or obtain all necessary rights to the video content that we deliver through our network.

Government Regulation

Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain United States export controls and import controls of other countries may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. It is likely that other countries and political organizations will impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement may affect the available distribution channels and costs associated with our services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional costs for us to comply with such regulation.

We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state, federal, and foreign governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree to which such agreements favor or disfavor Internet distribution or our business. Changes to or the interpretation of these laws and the entry into such industry agreements could:

●	limit the growth of the Internet;

●	create uncertainty in the marketplace that could reduce demand for our services;

●	increase our cost of doing business;

●	expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on the ITVN Service; or

●	decrease the rate of growth of our user base.

Employees

As of June 30, 2008 the Company had six full time employees, of whom one is in accounting, one is Chief of Technical Operations and four are in management and administrative activities. We also have six part time employees and four independent consultants.

Competition

Because IPTV technology is a new and still developing technology, to our knowledge, competition in the IPTV television programming market currently consists of numerous established and new companies. To our knowledge, however, none of these competitors has yet established either brand recognition or secured a large subscriber base. Accordingly, we currently compete with a number of similarly situated early stage companies in the IPTV market and with a growing number of competing technologies that permit programming content to be downloaded from the Internet for use with home televisions. However, a number of large, established companies, such as AT&T and Verizon, have publicly announced that they are developing, and intend to offer IPTV products and services in the near future. We will, therefore, also compete with numerous new competitors that are developing new and competing products and services. We expect competition to increase as additional network operators, including telecom service providers, begin deploying video services and the deployment of digital television, HDTV, personalized content and video-over-IP progresses.

There currently are a number of other companies that deliver video content for home viewing over the Internet using various technologies which, indirectly, compete with our IPTV Service. Many of these other companies still deliver their content to the consumer’s computer, rather than directly to the television, which content can then be viewed on the television. Many of these companies do not have the ability to offer live television where the content is delivered virtually instantaneously and, rather, require a significant wait before content can be viewed. Some of these companies that already offer, or have announced Internet content services that compete with our ITVN Services include the following:

—Apple Inc’s iTunes store, Wal-Mart’s new movie download service, and Movielink movie download service, offer U.S. customers an extensive selection of movies, foreign films and other content.

—Akimbo, a licensor of special-interest programs from a variety of video providers distributed via broadband connections to televisions. Consumers must have an Akimbo Player to receive the Akimbo Service, a home network and a broadband internet connection in their homes. Using the Akimbo Guide, viewers choose their programming, which is downloaded to the Akimbo Player for later viewing (downloading times vary but can be longer than 2 hours). Unlike our ITVN Service, Akimbo does not provide for instant content on-demand.

—Vongo, the subscription movie service of Starz Entertainment Media Group that allows downloaded movies to be viewed on televisions using Microsoft’s Xbox 360.

—Netflix is now showing movies and television episodes over the Internet to subscribers using its recently announced “Watch Now” feature. This system however is limited to viewing on a computer.

—Amazon and TiVo have an alliance that permits customers to use their televisions to watch movies and television episodes purchased through Amazon’s new on-line video store, Unbox.

—ShifTV Inc., a Toronto broadcaster of ethnic and niche programming through the Internet.

—JumpTV Inc., a Toronto broadcaster of ethnic and niche programming through the Internet.

Most of the foregoing entities offer movies and television programs that can be downloaded over the Internet, which products indirectly compete with our movie offerings. However, the movie download services do not directly compete with us in our niche markets. Accordingly, we have shifted our emphasis from offering motion pictures in direct competition to some of the forgoing entities to the niche markets that only few IPTV companies have addressed.

To a larger extent, we also compete with existing television delivery systems and programming. Cable and satellite network providers have also developed video-on-demand (or VOD) systems that compete with our service. However, traditional providers are unwilling to unbundle their content services in order to make a wide range of content available to consumers. In contrast, our networks and service focus on variety and a large selection of unbundled programming.

All of these companies are much larger than the Company and have greater financial, technical, marketing and other resources than the Company. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional and distribution activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.

Item 1A.  Risk Factors

This section sets forth the material risks faced by the Company. You should carefully consider the risks described below in conjunction with the other information in this Registration Statement and related financial statements. These risks are not the only risks we face. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks identified throughout this Registration Statement, or by other risks that have not been identified or that we may believe are immaterial or unlikely. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in, or implied by, the forward-looking statements.

Risks Related To Our Operations:

Our limited operating history makes it difficult for you to evaluate our prospects.

We have a limited operating history upon which you may evaluate our business and prospects. Any potential investor in our common stock, par value $0.01 per share ( “ Common Stock ” ) must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. A partial list of some of the specific risks associated with our business include our:

•	ability to generate and successfully commercialize new ideas and technologies;

•	need to manage our expanding operations;

•	continuing need to acquire substantial additional capital;

•	dependence upon and need to hire key personnel; and

•	need to increase spending to establish and enhance the TravMatixTM brand on an ongoing basis.

If we fail to adequately address any of these risks, our financial and strategic positions may be materially and adversely affected and the value of our Common Stock may decline.

We are a development stage company, and we may be unable to successfully develop any products.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in the development and commercialization of new technologies. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified personnel, continue to develop our technology, and market and sell products in volume. We cannot assure that we will be successful in addressing any or all of these risks, that we will develop any commercially successful products, or that we will generate revenues or achieve or sustain significant profitability. The failure to address one or more of these risks and successfully implement our strategy could have a material adverse effect on our financial condition or results of operations. Our limited operating history in our new product areas makes the prediction of future results of operations extremely difficult.

We currently generate only nominal revenues and may never generate significant revenues or positive cash flow.

We currently generate only nominal revenues. We cannot predict or guarantee when we will receive positive cash flow from our operations or whether we will ever receive any significant revenues.

We require additional funds to sustain our business, which we may be unable to obtain at terms acceptable to us.

We require substantial capital to fund our business operations and we will continue to need to seek substantial amounts of capital. We have experienced significant negative cash flow from operations to date and expect to continue to experience significant negative cash flow in the future. We will require additional funds to sustain and expand operations and commence our sales and marketing activities, particularly if there is a shift in the type of technology that is developed. Adequate funds for these and other purposes on terms acceptable to us, whether through additional equity financing, debt financing or other sources, may not be available when needed on commercially reasonable terms, or at all, or may result in significant dilution to existing stockholders. Our inability to obtain sufficient funds from operations and external sources will have a material adverse effect on our business, results of operations and financial condition. If we are not able to raise additional funds, we will be forced to significantly curtail or cease our operations. Our ability to issue debt securities or to service any debt we do issue may also be limited by our inability to generate cash flow.

Our ability to operate effectively could be impaired if we were to lose the services of our key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success depends to a significant extent on the skills and efforts of our executive management team, including, but not limited to, Mr. Leon founder and CEO/President and Ms. Kean, our Executive Vice President of Sales and Marketing. We do not maintain “key person” life insurance on any of our employees. We have not entered into any employment agreements with Mr. Leon or Ms. Kean, however, an employment agreement does not always assure the services of such personnel. Our success depends on our ability to attract and retain additional qualified employees and we believe that our future success will depend in part upon our ability to attract and retain additional qualified personnel. Competition for such personnel is intense and we will compete for qualified personnel with numerous other employers, some of whom have greater financial and other resources than we do. In addition, we may incur significantly increased costs in order to attract and retain skilled employees. We cannot assure that we will be able to attract and retain key personnel. The loss of one or more key personnel could have a material adverse effect on us.

 Our failure to manage growth effectively could impair our business.

Our business strategy envisions a period of rapid growth that may put a strain on our administrative, operational resources and funding requirements. Our ability to effectively manage growth will require us to continue to expand the capabilities of our operational and management systems and to attract, train, manage and retain qualified salespersons and other personnel. There can be no assurance that we will be able to do so, particularly if we incur losses and we are unable to obtain sufficient financing. If we are unable to successfully manage our growth, our business, prospects, financial condition and results of operations could be adversely affected.

Many very large and well-funded companies have announced that they are entering into various aspects of the IPTV market that we serve or that they are offering products that indirectly compete with our services. These companies will be able to offer products and technologies that will directly compete with our products and technology.

Although IPTV is still a relatively new and developing technology, numerous world class companies have announced their intention to enter into various aspects of delivering movies and television programming over the Internet using IPTV technology (the technology that we use in delivering our ITVN Services) or other download devices that are currently on the market. The companies that have announced IPTV technologies include U.S and European telecommunications companies (such Verizon, AT&T, Bellsouth, France Telecom, Deutsche Telekom), set-top box manufacturers (such as Linksys-KiSS, a division of Cisco Systems, Motorola, Scientific-Atlanta, Tatung Co. and Thomson), and software companies (such as Microsoft). Companies that have announced movie download services for watching movies at home include Apple Inc. (iTunes), Starz Entertainment Media Group (Vongo), Netflix, Wal-Mart, Amazon and TiVo. There currently are a number of companies worldwide that have already deployed IPTV services, although most of those companies, like our company, still only have a relatively small number of subscribers. As a result, we expect that competition for subscribers and competition among IPTV delivery services and Internet movie delivery services will dramatically increase in the very near future. As a small, early-stage company, it is uncertain if and how we will be able to compete with the new competitors and products that are being announced and deployed. While we believe that we currently have a competitive advantage because we are already offering an operational service and because we offer a large library of programming to a specified demographics, we cannot give any assurance that we will in fact be able to successfully compete with the existing or new competitors in this new and evolving marketplace. Although we do not believe that video content delivered to home computers directly competes with our ITVN Services (which delivers video content directly to home television sets), a number of hybrid technologies have recently been introduced that transfer Internet content to television sets. For example, TiVo, Inc. has introduced a new feature that allows subscribers to download videos off the Web to their televisions, and AT&T has launched its Homezone service that combines satellite TV with Web-based movie content for television viewing. These other technologies may also compete with our ITVN Services and could reduce the potential market for our IPTV-based system.

The success of our business depends on the growth of our content library, the growth of our subscriber base, and negotiations of favorable pricing terms with content providers.

Although we have significantly increased the amount of programming that will be available to our subscribers, our ITVN Services will currently only appeal to viewers who are interested in those channels and not to the much larger audience that we believe will be interested in our products and services when our business plan is fully implemented. Having only a limited number of channels available at this time, limits the reach of our marketing and sales efforts. Our strategy depends on expanding the content available using our set-top boxes, which in turn depends on our relationships with production and distribution companies that control content. We will need to develop and maintain such relationships as we expand our business to provide additional content. There can be no assurance, however, that we will be able to develop and maintain such relationships. If we are unable to increase the amount and variety of programming we obtain from content providers, we may be forced to change our strategy, which could have a material adverse effect on the results of our operations, or to abandon the media delivery business despite our investment in infrastructure supporting such a business.

We have only had limited product sales to date, and we can give no assurance that our products and services will be accepted by the market.

We have recently launched the sale of our set-top boxes in the Spring of 2008. Although our set-top boxes and network have functioned satisfactorily to date, no assurance can be given that our ITVN set-top boxes and the IPTV video programming that can be accessed through the set-top boxes will work satisfactorily in large scale commercial usage. Any unanticipated problems with our set-top boxes, or the ability to deliver high resolution video programming, would limit our ability to market our products and services. Because we have yet to offer our products and services, we do not have sufficient market data to predict whether our products and services will be accepted by the IPTV or video-on-demand markets, or whether any subscribers of our services will continue to subscribe to our services. Our current business model is based on maintaining a base of on-going monthly subscribers. Accordingly, we have only limited experience to base any prediction about our future operations and viability.

If we are unable to compete effectively with other forms of entertainment, we will not be able to increase subscriber revenue.

We face general competition from other forms of entertainment, including sporting and cultural events, other television networks, feature films and other programming. Our ability to compete depends on many factors, most of which are outside of our control. These factors include the quality and appeal of our competitors' content, the technology utilized by our competitors, the effectiveness of their sales and marketing efforts and the attractiveness of their product offerings. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their product offerings. These competitors may also engage in more extensive technology research and development and adopt more aggressive pricing policies for their content. Additionally, increased competition could result in price reductions and lower margins which could negatively impact our financial results.

Because we have no proprietary technology that could act as an absolute barrier to entry, other companies can and do provide similar video delivery services that directly compete with our ITVN Service.

The set-top box that we sell or otherwise provide to our subscribers for access to our video library was developed based on existing technologies and on commonly available components. Although we believe that certain aspects of the set-top box may be protected by trade secret laws, we do not own any patents on the set-top boxes or the technologies used to make or operate them. Accordingly, competitors can develop, and have developed set-top boxes or other IPTV technologies that provide Internet video delivery services that are comparable or better than the ITVN Service that we provide. To our knowledge, at least two major telecommunications companies are developing their own set-top box that is expected to have at least the same functionality as ours. Although the set-top boxes of other companies will not be able to access our channels or view our video content, these other set-top boxes will directly compete with us for customers based on price, quality of service, and the selection of video programming.

New technological advances may render our equipment and our ITVN Service uneconomical or obsolete.

Delivery of video content over the Internet by use of IPTV or related technologies is a new and rapidly developing market. As a development-stage company that is competing in a market that is undergoing rapid technological changes, we face the risk that our technology will become obsolete or that consumer demands will change to favor alternative or improved technologies. A number of major, well funded companies are developing technologies that deliver video content over the Internet, and the products that these companies offer may be cheaper and/or be more advanced than our ITVN Service. No assurance can be given that we will be able to adapt to new technological changes or to the new technologically advanced products others may offer. Unless we can upgrade our system to conform to technological change, our ITVN Service may become obsolete.

We rely on our suppliers.

We are dependent on the suppliers of the merchandise we sell and have no manufacturing facilities of our own. We believe that the number and geographical diversity of our suppliers will enable us to continue to obtain quality products in conformity with our requirements. However, if a significant number of our suppliers become unable or unwilling to continue to produce products for the Company or to meet our delivery schedules, our operations could be materially disrupted, especially over the short tem. We have no long term agreements with our suppliers for the purchase of products. Each order is negotiated separately. No assurances can be given that any of our suppliers will remain in business, or will honor its supply arrangements with us.

We are subject to tariffs, duties and quotas.

The importation of a part of the products we sell is subject to tariffs, duties and quotas imposed by the United States. In addition, other restrictions on the importation of our products are periodically considered by the United States Congress, and may again be considered to protect against “Asian” deflation. No assurances can be given that tariffs or duties on such goods may not be raised, resulting in higher costs to us or that import quotas with respect to such goods will not be lowered. Deliveries of products from our foreign suppliers could be restricted or delayed by the imposition of lower quotas or increased tariffs. We may be unable to obtain similar quality products at equally favorable prices from domestic suppliers or from other foreign suppliers whose quotas have not been exceeded by the supply of goods to existing customers.

We are subject to foreign currency fluctuations and risks of doing business abroad.

All transactions with foreign suppliers are denominated in United States dollars. Purchase orders with certain suppliers may contain pricing adjustment clauses that identify a certain range of currency translation rates. Currency rate fluctuations outside the expected range are identified and the price paid to the supplier in United States dollars is increased or decreased accordingly. Any weakening of the United States dollar in relation to relevant foreign currencies may result in increased costs to the Company. In addition, a significant weakening of the United States dollar could result in a refusal of suppliers, whose transactions are denominated in United States dollars, to honor their supply arrangements. Although no such refusals have occurred in the past, no assurance can be given that such refusals will not occur in the future. Our arrangements with our manufacturers and suppliers are subject to the risk of doing business abroad, including risks associated with economic or political instability, including war and revolution, and those related to import tariffs, duties and quotas.

Future government regulation of the Internet is uncertain and subject to change.

As the Internet continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is likely in the areas of user privacy, pricing, content and quality of products and services. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business.

Risk Factors Relating to The Purchase of Our Securities:

There is no public market for our securities.

There is no public or other trading market for the Common Stock, and we can provide no assurances that a market will ever develop or, if developed, will be sustained in the future. If a public market does develop for the securities, factors such as ours or competitor’s announcements about performance, failure to meet securities analysts expectations, government regulatory action, and market conditions for stocks in general, and Internet stocks in particular could have a material adverse effect on the price of our Common Stock.

We do not pay cash dividends to the holders of our Common Stock, and we have no plans to pay future cash dividends.

We plan to retain earnings to finance future growth and have no current plans to pay future cash dividends to the holders of our Common Stock. Because we do not pay cash dividends, holders of our Common Stock will experience a gain on their investment in our securities only in the case of an appreciation of value of our securities. We cannot assure, nor should you expect, such an appreciation in value.

If we fail to achieve and maintain adequate internal controls, we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud.

We are beginning to document and test our internal control procedures on an ongoing basis in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of internal controls over financial reporting and a report by an independent registered public accounting firm addressing such assessments if applicable. During the course of testing, we may, from time to time, identify deficiencies which we may not be able to remedy. In addition, if we fail to achieve or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could drop significantly.

There are restrictions on the transfer of shares of a significant number of shares of our Common Stock and future sales of these shares may cause the prevailing market price of our shares to decrease.

Most of our outstanding shares of Common Stock were sold pursuant to an exemption from registration under Section 4(2) and Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).  Currently, there is not a public market for shares of our Common Stock and, we cannot provide assurances that a public market will develop. These shares of Common Stock are restricted securities and were a public market to develop may not be resold for a period ranging from six months to one year from the date of the acquisition, assuming that other requirements of Rule 144 of the Securities Act are met or unless sold or transferred in transactions which are exempt under applicable federal and state securities laws or pursuant to registration thereunder. The period of restriction on the sale or transfer by our affiliates may be a longer period. If the holders of currently restricted shares of our Common Stock choose to sell such shares in a public market under Rule 144 or otherwise, the prevailing market price for our Common Stock may decline.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

We require substantial working capital to fund our business. We do not believe that our current working capital, including our existing cash balance, together with our minimal cash flows from operations will be adequate to support our current operating plans for the next twelve months. If we need additional financing, there are no assurances that adequate financing will be available on acceptable terms, if at all. We may in the future seek additional financing from public or private debt or equity financings to fund operations, or take advantage of opportunities or favorable market conditions. There can be no assurance such financings will be available on terms favorable to us or at all. To the extent any such financings involve the issuance of equity securities, existing stockholders could suffer dilution. If we raise additional financing through the issuance of equity, equity-related or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our Common Stock and our stockholders will experience dilution of their ownership interests. If additional financing is required but not available, we would have to implement further measures to conserve cash and reduce costs. However, there is no assurance that such measures would be successful. Our failure to raise required additional financing could adversely affect our ability to maintain, develop or enhance our services, take advantage of future opportunities, respond to competitive pressures or continue operations.

Our issuance of additional shares of Common Stock, preferred stock, options or other rights to purchase those shares would dilute the proportionate ownership and voting rights of existing shareholders.

We are authorized under our Certificate of Incorporation to issue up to 30,000,000 shares of Common Stock. As of October 20, 2008, 17,195,000 shares of our Common Stock were issued and outstanding. Our Board of Directors may generally offer shares of our Common Stock, options or other rights to purchase shares based upon such factors as our Board of Directors may deem relevant at that time. It is also likely that we will commence additional offerings of our securities to raise capital to fund our growth strategy, and issue additional shares or options to directors, officers and employees in connection with their services.   If so, under circumstances the Board of Directors deems appropriate at the time, the percentage ownership and voting rights of existing stockholders will be diluted and could be diluted significantly if we issue large numbers of securities.

If our Common Stock is subject to the SEC’s penny stock rules in the future, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Our Common Stock is not currently traded or quoted on any exchange or interdealer electronic quotation service. If a public market for the Common Stock develops in the future, the Common Stock may be subject to special rules regulating “penny stock”. A penny stock is generally defined under the Exchange Act as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is an national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a market value of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and the fair market value for shares of our Common Stock is currently less than five dollars. If we have net tangible assets of $5,000,000 or less, transactions in our Common Stock may become subject to the “penny stock” rules promulgated under the Exchange Act. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer obtain specific written consent from the customer and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. If our Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed and stockholders may find it more difficult to sell their shares of our Common Stock.

Item 2. Financial Information

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this registration statement on Form 10. The discussion of the Company’s business contained in this registration statement may contain certain projections, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed herein at "Risks Factors." While this outlook represents management’s current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof.

Management's Discussion and Analysis or Plan of Operation

Introduction

This management’s discussion and analysis of financial condition and results of operations is intended to provide investors with an understanding of the Corporation’s past performance, its financial condition and its prospects. We will discuss and provide our analysis of the following:
• Overview of Business
• Results of Operations and Liquidity and Capital Resources
• FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
• SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Overview of Business

Suncast Network, Inc is one of the few companies introducing the IPTV concept to American audiences. SuncasTV is an IPTV service provider, which supports IPTV viewers in the U.S. and globally by offering a wide range of information and entertainment content from around the world. These services can be viewed by its utilization of Internet Protocol Television (IPTV) technology for business functions. IPTV is a technology that allows one to access the Internet, typically on a computer, and extends the connectivity to television (via a set-top box) and other enabling devices such as mobile phones. SuncasTV specializes in providing programming from Asian channels and networks and it targets IPTV viewers in the U.S. with initial entry in the Asian market by offering content from a variety of Asian countries. Currently the channels carry contents from China, Korea, Philippines, India, Vietnam, Cambodia, Thailand and Japan, and there is an English channel as well.

SuncasTV’s business function is divided into two components:
• SuncasTV Media & Communications
• SuncasTV Technology & Consulting

Results of Operations and Related Information

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus.  This discussion may contain forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus.

FISCAL YEAR ENDED DECEMBER 31, 2007 VERSES FISCAL YEAR ENDED DECEMBER 31, 2006

Results of Operations

The following analysis and discussion pertains to our results of operations for the fiscal year ended December 31, 2007, compared to our results of operations for the period from Inception through December 31, 2006:

We incurred a net loss of $544,676 and $207,298 for the fiscal year ended December 31, 2007 and for the six-month period from Inception through December 31, 2006, respectively. Our net loss increased primarily because our operating expenses increased 183% from $209,494 for the period from Inception through December 31, 2006 to $593,801 for the fiscal year ended December 31, 2007. Personnel additions were the primary reason for the significant increase in operating expenses. After six months from our inception, we added executives, channel directors, sales and marketing directors, and video editor positions during this time; personnel costs included salary, commissions, non-cash compensation expense for common stock grants, and other additional overhead costs.

We had net revenues of $63,562 for the fiscal year ended December 31, 2007. Compared to the six months from Inception to December 31, 2006 of which is the set-up period for our company, there was no net revenue. Our management expects that sales will increase in the following year ended December 31, 2008, since we have more clients and new channels.

Our gross profit for the fiscal year ended December 31, 2007 was $43,486, which gave us the gross margin of 68.42%. We can expect the gross margin to be similar or a little bit lower in the following fiscal year, even though we didn’t have the data for the period from our inception to December 31, 2006. The high technology and lower cost feature of our company would keep a relatively high gross margin.

Net Revenue.  Our company started to generate net revenues beginning year 2007. The revenue for the fiscal year 2007 was mainly from the sales of set-top-boxes, the channel subleasing consulting, and the advertisement.

Cost of Revenues.  Along with the revenue generated, our cost also occurred for the fiscal year of 2007. Cost of revenues includes set-up cost, media contents, and the cost of set-top-boxes.

Gross Profit. The gross profit for the fiscal year of 2007 is up to more than 68%. We didn’t generate any revenue as of December 31, 2006, so there is no comparison.

Sales, General and Administrative Expense. The S, G & A expenses for the fiscal year ended December 31, 2007 increased 183% to $593,801 compared to $209,494 for the six-month period from Inception through December 31, 2006. The increase was due primarily to the new hirers and the cost of promotion.

Liquidity and Capital Resources

Since inception, we have incurred significant operating and net losses and have been unable to meet our cash flow needs with internally generated funds. Our cash requirements for working capital requirements have been satisfied through the issuance of securities in a number of private placements.

At December 31, 2006, we had cash and cash equivalents on hand of $155,608. By December 31, 2007, we had cash and cash equivalents of $547,465. The increase of cash was primarily due to the contribution of the shareholders.

The use of cash in operating activities was the result of a net loss of $544,676 for the fiscal year ended December 31, 2007, adjusted for non-cash item of depreciation and amortization of $48,089, an increase in inventory of $93,487, and an increase of prepayment of $20,550. These uses of cash were partially offset by an increase in accounts payable of $85,000 and an increase in accrued expenses of $44,953.

Net cash used in investing activities for the fiscal year ended December 31, 2007 was $232,125. The uses of cash were for payments for deferred charges and property and equipment.  Net cash used in investing activities for the period from Inception through December 31, 2006 was $252,887, which was due to purchases of fixed assets.

Net cash provided by financing activities was $1,100,565 for the fiscal year ended December 31, 2007, resulting principally from net proceeds from private stock placement offerings to investors. Net cash provided by financing activities for the period from Inception through December 31, 2006 was $477,500, resulting from net proceeds from private stock placement offerings to investors.

2007
Current Ratio	4.83
Quick Ratio	4.00
Current payable	$131,274
Long-term debt	$5,565
Total Debt	$136,839
Total Capital	$1,085,671
Total Debt/Total Capital	12.60%

The current ratio of Suncast for fiscal year 2007 is about 4.83 and quick ratio is 4.00. As of December 31, 2007, the Company had working capital of $524,663, an increase of approximately $366,288 in working capital as compared to December 31, 2006. The primary sources of the increase are the increases of cash and cash equivalents due to private placements, and inventory.

SIX MONTHS ENDED JUNE 30, 2008 VERSES SIX MONTHS ENDED JUNE 30, 2007

Results of Operations

The following is a summary of our operation results for the six-month period ended June 30, 2008 and for the six-month period ended June 30, 2007:

We incurred a net loss of $524,233 and $269,808 for the six-month period ended June 30, 2008 and June 30, 2007, respectively. Our net loss increased primarily because our operating expenses increased 110% from $265,999 for the six-month ended June 30, 2007 to $560,084 for the six-month ended June 30, 2008. New hirers were the primary reason for the significant increase in operating expenses. Meanwhile, the relatively lower revenue and increase of the cost of revenues were other reasons for the net loss. For the past few months, we did gain a lot of viewers. However, there is almost nothing of our revenues coming from the viewers. In order to gain the market shares and make Suncast well known, we didn’t charge any monthly fee or almost all the videos were free to watch. Besides, we gave out many set top boxes for free during the promotional period; and we are still selling the set top boxes at a price lower than the selling cost (including shipping and handling fee).

Net Revenue.  The revenue for the six months ended June 30, 2008 was $120,509 compared to $129 for six months ended June 30, 2007. The revenue was primarily from the sales of set-top-boxes, the channel subleasing consulting, and the advertisement.

Cost of Revenues.  Along with the revenue generated, our cost also increased a lot for the six-month period ended June 30 from $6,251 of year 2007 to $85,574 of year 2008. Cost of revenues includes set-up cost, media contents, and the cost of set-top-boxes.

Gross Profit. Along with more equipment and service stations were set up, the gross margin for the six-month period ended June 30, 2008 was 29%. The main reason was the cost of the business set-up. We believe after spending certain one-time set-up charge, we can expect the gross margin to increase as the business runs.

Sales, General and Administrative Expense. The S, G & A expenses for the six-month period ended June 30, 2008 increased 110% to $560,084 compared to $265,999 for the six-month period through June 30, 2007. The increase was due primarily to the new hirers and the cost of promotion. At the beginning stage of the business, we spent a lot of money on the market research and statistic data collection. Meanwhile, we gave out many free samples of our set-top-boxes in order to gain more market shares.

Liquidity and Capital Resources

Historically, the Company has financed its operations primarily through cash generated from operations and from the sale of equity securities.

As of June 30, 2008, the Company had working capital of $286,106, a decrease of approximately $238,557 in working capital as compared to December 31, 2007. The primary source of the decrease in working capital is the completion of the Company’s private placement, and, therefore, the reduction of proceeds from the sale of its securities and from the minimal revenues generated from the sale of its products.

The Company believes that its current capital resources and current funding will enable it to maintain its current and planned operations through the next 12 months. The Company anticipates, however, that it will need to raise additional capital in order to sustain and grow its operations over the next few years.

To the extent that the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements with respect to, or sources of, such additional financing and the Company does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that it would otherwise seek to develop and commercialize. This would have a material adverse effect on the Company.

At June 30, 2008, we had cash and cash equivalents on hand of $238,042. June 30, 2007, we had cash and cash equivalents of $94,415. The increase of cash was primarily due to the contribution of the shareholders and the proceeds from the credit lines with the banks.

The use of cash in operating activities was the result of a net loss of $524,233 for the six months ended June 30, 2008, adjusted for non-cash item of depreciation and amortization of $39,851, an increase in account receivable of $62,584, and the decrease of the account payable of $85,000. These uses of cash were partially offset by a decrease in inventory of $23,375 and a decrease in prepayment of $13,400.

Net cash used in investing activities for the six months ended June 30, 2008 was $55,699. The use of cash was for property and equipment purchases.  Net cash used in investing activities for the six-month period through June 30, 2007 was $59,579, which was due to purchases of fixed assets.

Net cash provided by financing activities was $338,250 for the six months ended June 30, 2008, resulting principally from net proceeds from private stock placement offerings to investors and the proceeds of the bank credit lines. Net cash provided by financing activities for the six-month period through June 30, 2007 was $235,973, resulting from net proceeds from private stock placement offerings to investors.

Critical Accounting Policies

Our discussion and analysis or plan of operation is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of its financial statements.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION ("SAB104"), which superseded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and services performed and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. We defers any revenue for which the product has not been delivered or service has not been performed or is subject to refund until such time that we and the customer jointly determine that the product or service has been delivered or performed or no refund will be required.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. A significant amount of judgment is involved in recording and making adjustments to this reserve. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. Depending on how such potential issues are resolved, or if the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, adjustments to the allowance may be required.

Inventory Reserves

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

 Item 3. Properties

The Company does not own any real estate. The Company's principal executive offices are located at 2407 E. Oakton Street, Suite C-1, Arlington Heights, Illinois 60005, and include approximately 3,591 square feet of office space and studio. The Company leases the premises from a company controlled by the Company’s Chief Executive Officer. The monthly rent is $3,900 and the lease terminates on April 31, 2009. The Company also maintains a 1,700 square foot office in Beijing, China, at a month to month rental of $2,150 per month. We believe these offices are currently adequate and that the rental rates are fair and competitive. Any plans to move to expanded office space are contingent upon increasing revenues and the hiring of additional employees. The Company believes that the rental expense for its offices is fair and reasonable.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 20, 2008 regarding the beneficial ownership of the Company's common stock by (i) each person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (ii) each of the Company's Directors; (iii) each of the Company’s executive officer; and (iv) all executive officers and directors of the Company as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and is calculated based on 17,195,000 shares of our common stock issued and outstanding on October 20, 2008.  In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable, as appropriate, or will become exercisable within 60 days of the reporting date are deemed outstanding, even if they have not actually been exercised.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name.  The address of each stockholder is listed in the table.

Name and Address(1)	Number of Shares (2) Beneficially Owned	Percentage of Outstanding Shares
Wing S. Leon	3,351,633	19.5%

Kitty Mui Lo	3,217,550	18.7%

Richard Lee	10,000	*

William Wanli Luo	300,000	1.7%

Yin Kean	110,000	*

Keith Anderson	1,116,901	6.5%

Cheng Hsuan Kao	1,100,000	6.4%

Yam N. Yung	893,521	5.2%

Kit Har Lee	898,521(3)	5.2%

Officers and Directors as a group (8 persons)	10,099,605	58.7%

* Less than 1%

(1)	The address of each of the beneficial owners identified is 2407 E. Oakton Street, Suite C-1, Arlington Heights, Illinois 60005

(2)
Does not include approximately 1,625,487 shares of common stock that the Company is obligated to sell to the Capital Strategy Management Company, 233 South Wacker Drive, Chicago, Illinois 60606 (“CSM”) at $.15 per share or options to purchase approximately 1,625,487 shares of common stock at an exercise price of $.15 per share which the Company is obligated to grant to CSM. The options can be exercised at any time and expire on October 10, 2020. See “Item 10. Recent Sales of Unregistered Securities.”

(3)	This includes 893,521 issued to the Kit Har Lee Trust, of which Ms. Lee is the Trustee.

Item 5. Directors and Executive Officers, Promoters and Control Persons

The directors and executive officers of the Company are as follows:

Name	Age	Position

Wing “Sunny” Leon	42	Chief Executive Officer, President and Director

Kitty Mui Lo	65	Executive Vice President and Director

Richard Lee	49	Chief Financial Officer and Secretary

William Wanli Luo	45	President – China TV Operations

Yin Kean	50	Executive Vice President-Sales & Marketing

Keith Anderson	56	Director

Yam N. Yung	61	Director

Cheng Hsuan Kao	47	Director

Wing “Sunny” Leon

Mr. Leon is the founder of Suncast and has been its Chief Executive Officer, President, and Director since June 2006. His professional background is in business and technology, and his domestic and international experience landed him the position of Chief Architect for Suncast Network’s IPTV Technology. In addition to overseeing IPTV network selection, Mr. Leon has been responsible for raising seed money, staffing an experienced management team, starting up the operation, and maintaining good public relations. From 1994 through 2004 he was the CEO and President of BeeGee Communications, a business that he began as a small start-up and grew into a $5 million business in just five years. In 2005 Mr. Leon founded and published AAGolf magazine. Targeted to Asian Americans, this golf magazine is made available at key distribution points, including the lounges of United Airlines Red Carpet Club, Korean Air, EVA Airways, ANA and More Group International. The magazine has fulfilled orders for Barnes & Noble and Books-a-Million. Prior to entering the business world, Mr. Leon was a project leader engineer for Scaled-up Advance Microelectronics Materials process at Honeywell International. Mr. Leon received the Asian American Hall of Fame in Business Award in 2004 and also received the Business Entrepreneur Award from Illinois Secretary of State Jesse White in 2004. Mr. Leon holds a bachelor’s degree in Chemical Engineering from the University of Illinois at Chicago.

Kitty Mui Lo

Ms. Lo has been a Director of the Company since August, 2006, and has been responsible for raising start-up funds and working capital. She is also in-charge of initiating the Suncast TV Beijing office. Since 2002 Ms. Lo has been the Midwest Publisher of the Chinese language newspaper, Health Today, which has readers in Illinois, Indiana, Wisconsin and Michigan. Ms. Lo serves on the Board of Directors of Sunnylife Global, Inc., a publicly traded, U.S. company. From 1966 until 1970, Ms. Lo served as owner and president of the Dai Yip Electrical and Water Engineering Company in Hong Kong. Ms. Lo is also the co-founder of both Guangzhou Association in Chicago, and Xilin Asian Community Center of Naperville, Illinois. She has helped Chicago’s Chinese community maintain its unique heritage through various educational and cultural arts programs as well. Ms. Lo currently serves on the Boards of the Asia Health Association and the Asian American Coalition of Chicago. She was recently named an Honorary Member of the Guangzhou Overseas Business Exchange Association. Ms. Lo’s educational background is in teaching and child psychology. She is a graduate of Guangzhou Teachers Training University. She received the Excellence in Community Contribution award from the Chinese Association of Greater Chicago in 2006.

Richard Lee

Mr. Lee became Chief Financial Officer in September 2008. Mr. Lee is a CPA and has 18 years of tax experience in the banking and investment industry including LaSalle Bank/Bank of America. He has strong tax and financial system implementation skills with a keen sense in maximizing productivity, efficiency and integrity. His expertise includes tax preparations, automated general ledger accounting and tax systems, audit management and training of staff.

William Wanli Luo

Mr. Luo became President-China TV Operations in November 2007. Mr. Luo is responsible for channels program management as well as acquiring TV channels and movies, drama contents for the Chinese American market. He also coordinates the operations of Suncast’s Beijing office. Mr. Luo is a veteran of the TV, film production and distribution business in China. He has extensive and deep relationships with China TV channels, video and film industries, as well as Chinese government agencies. Prior to joining Suncast, he was President of Great China International Entertainment Corporation in Beijing. His achievements and networking include: Producer and Director of the “88995” movie; Chief Distributor of hundreds of TV programs; and cooperative working relationships with China Film Group, CCTV, China Film Archives, China Mobile, and Hunan TV & Film Group. Mr. Luo holds a Master of Business Administration degree in Marketing Management from Lindenwood University in St. Charles, Missouri, a Master of Science degree in Management Information Systems from Harbin Institute of Technology, China, and an undergraduate degree in Chinese Language and Literature from Wuhan University in China.

Yin Kean

Ms. Kean became Executive Vice President of Sales and Marketing in July, 2007.Ms. Kean has over 25 years of technology, marketing and telecommunications experience with such companies as Ameritech (AT&T) and MCI. From 2002 to 2007, Ms. Kean was an associate broker with Keller Williams Success Realty (Chicago, Illinois) and from 2004 to 2007 she was also a consultant on technological solutions for DAN Development, Inc., a private company in Chicago, Illinois, involved in marketing strategy and systems for real estate. From 2000 to 2002, Ms. Kean was the Senior Solutions Director for Divine, Inc. (formerly Whitman-Hart/MarchFirst), a private company that offered single-point accountability for end-to-end solutions that enhanced profitability through increased revenue, productivity and customer service.

Keith Anderson

Keith Anderson became a Director of the Company since April 2007.Mr. Anderson is President and Chief Actuary of Keith Anderson Consulting, Inc., a management consulting firm established in 1997. The company helps to provide employee benefits and actuarial services to corporations and other employers who sponsor benefit plans for their employees. Earlier in his career, Mr. Anderson served as Fund Manager for the Suburban Teamsters of Northern Illinois Pension Fund and was employed by Aon Corporation, The Segal Company and William Mercer Human Resource Consulting as a consulting actuary. Mr. Anderson is an Associate of the Society of Actuaries, a member of the American Academy of Actuaries, and an Enrolled Actuary with the U.S. Department of Labor.

Yam M. Yung

Yam M. Yung became a Director in March 2007. Mr. Yung is President of Yung Construction Company, a prominent part of the construction landscape in Chicago’s Chinatown for more than 15 years. Mr. Yung is also in-charge of the daily operation of the .Health Today. Chinese Newspaper in the Chicago market and has created a personal empire in the distribution of health-related products from Asia to the United States. Mr. Yung currently is the President of Guangzhou Association in Chicago. Mr. Yung is also very active in the world of ballroom dancing. He gives lessons at his studio, Fantastic Art Center, to the local community and received the Autumn Trophy Ball Award at the Ambassador West Guild Hall in 1977.

Cheng Hsuan Kao

Cheng Hsuan Kao became a Director in December 2007. Mr. Kao has been a great advisor to the company with SuncasTV’s Set-Top-Box distribution. Mr. Kao is the president of P & L Electronics, Inc since 1990. His company was one of the first in installing satellite dish for TVB, a Hong Kong television network in the Chinese community since 1988. Mr. Kao and his team are continued to dominate the installation of satellite dish for the Asian market by partnering with Dish Network and DirecTV in the Chicago area.

Directors are elected to hold offices until the next annual meeting of shareholders and until their successors are elected or appointed and qualified. There are currently no agreements or understandings whereby any officer or director would resign at the request of another person. None of our officers or directors is acting on behalf of or will act at the direction of any other person.

FAMILY RELATIONSHIPS

As of the date of this Registration Statement, there are no family relationships among our directors or officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past five years, none of our directors, executive officers or persons that may be deemed promoters is or have been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

Our Board of Directors has not established an audit committee. The respective role of an audit committee has been conducted by our Board of Directors. We are contemplating establishment of an audit committee during fiscal year 2008. When established, the audit committee's primary function will be to provide advice with respect our financial matters and to assist our Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, and legal compliance. The audit committee's primary duties and responsibilities will be to: (i) serve as an independent and objective party to monitor our financial reporting process and internal control system; (ii) review and appraise the audit efforts of our independent accountants; (iii) evaluate our quarterly financial performance as well as its compliance with laws and regulations; (iv) oversee management's establishment and enforcement of financial policies and business practices; and (v) provide an open avenue of communication among the independent accountants, management and our Board of Directors.

COMPENSATION AND NOMINATIONS COMMITTEES

We currently have no compensation or nominating committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation and nominations to the board of directors.

CODE OF ETHICS

Our Board of Directors has adopted a code of ethics applicable to all our employees and directors (the "Code").

We will post the text of the Code on our Internet website at www.Suncastv.com. Furthermore upon request, we shall provide to any person without charge a copy of the Code. Any such requests should be directed to Ms. Kitty Mui Lo, Executive Vice President, 2407 E. Oakton Street, Suite B-10, Arlington Heights, Illinois 60005.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires directors and officers, and the persons who beneficially own more than 10% of common stock, of certain companies to file reports of ownership and changes in ownership with the Securities and Exchange Commission. As of the date of this Registration Statement, we are not required to file reports under Section 16 of the Exchange Act.

Item 6. Executive Compensation

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Compensation	(f) Restricted Stock Awards ($)	(g) Securities Underlying Options/ SARSs (#)	(h) LTIP Payouts ($)
Wing S. Leon, CEO	2008	$57,600	0	0	0	0	0	0

Wing S. Leon, CEO	2007	$34,200	0	0	0	0	0	0

Kitty Mui Lo, EVP	2008	0	0	$18,000	0	0	0	0

Kitty Mui Lo, EVP	2007	0	0	$13,500	0	0	0	0

William Wanli Luo	2008	$43,200	0	0	75,000 shares	0	0	0

William Wanli Luo	2007	$40,800	0	0	75,000 shares	0	0	0

Yin Kean, EVP	2008	$0	0	0	25,000 shares	0	0	0

Yin Kean, EVP	2007	$0	0	0	25,000 shares	0	0	0

No officer or director received in excess of $100,000 for the years ending December 31, 2007 and 2006.

The Company does not have any standard arrangements pursuant to which directors are compensated for services as directors.

Employment Agreements

The Company has no employment agreements with any of its employees.

Stock Option Plan

The Company does not have a stock option plan nor have any warrants, options, or other rights been issued or granted to acquire any securities of the Company.

Item 7. Certain Relationships and Related Transactions, and director Independence

Since April, 2006, the Company has leased its corporate offices from a company controlled by Mr. Leon, the Company’s Chief Executive Officer and principal shareholder. The Company’s monthly rent is the same monthly rent that an independent third party would pay.

Item 8. Legal Proceedings

The Company is not subject to any legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our common stock is not currently listed on any securities exchange.

The Company is voluntarily filing this Registration Statement on Form 10 to meet the eligibility requirements for its listing on the OTC Bulletin Board, which requires all listed companies to be registered with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to be current in its required filings once so registered. Further, these eligibility requirements mandate that the Company obtains a "no further comment" position from the SEC with regard to this Registration Statement on Form 10. If the Company should fail, for any reason, to reach this position with the SEC, the Company's common stock could only be able to trade via the Pink Sheets, if the Company is able to locate a market maker willing to make a market in its stock, until such time as it has been approved for trading on the OTC Bulletin Board or another exchange.

As of October 20, 2008, there were approximately 59 holders of record of the company’s common stock as determined from the Company’s transfer agent’s list.

Dividend Policy

The Company has not declared or paid cash dividends in the past, and it does not anticipate that it will pay cash dividends in the foreseeable future. The Company currently intends to retain and reinvest future earnings to finance operations.

Equity Compensation Plans

The Company has no equity compensation plans for its employees.

Item 10. Recent Sales of Unregistered Securities

The Company was formed in June 2006 as a Limited Liability Company (the “LLC”) and sold membership interests to 27 investors including the founders at an aggregate purchase price of $705,806, including $128,306 of services rendered. The LLC formed a Delaware corporation, and on April 18, 2007, the LLC merged into the corporation, which issued 15,000,000 to the 27 members of the LLC, pro rata, in exchange for their membership interests.

Between May and December 2007, the Company sold 1,105,000 shares of its common stock in a private placement to 21 investors at $1.00 per share, for an aggregate purchase price of $1,105,000.

Between April and September 2008, the Company sold 290,000 shares of its common stock to 10 investors at $1.25 per share, for an aggregate purchase price of $362,500, of which $175,000 remains a Subscription Receivable. The Company expects payment on the Subscription Receivable on or before November 15, 2008.

On September 16, 2008 pursuant to an agreement with Sunvalley Solar, Inc., a non-affiliated third party (“SSI”), to provide advertising space on its channel, the Company exchanged 800,000 shares of its common stock valued at $1.25 per share for 1,000,000 shares of SSI, valued at $1.00 per share.

On October 10, 2008 the Company entered into an investment engagement letter (the “Agreement”) with the Capital Strategy Management Company (“CSM”) to provide the Company with short term and long term financing and strategic assistance. The following are some of the terms and obligations agreed to by the Company:

1. For CSM’s advisory services, the Company has agreed to pay CSM a $14,820 retainer, and sell to CSM approximately 1,625,487 shares of its common stock at $.15 per share plus grant to CSM options to purchase approximately 1,625,487 shares of its common stock at an exercise price of $.15 per share. The options exercise 12 years from date of grant.

2. Should the Company receive new capital from third parties introduced to the Company by CSM, CSM shall receive a cash commission of 3.5% of new debt and 6% of new equity, plus an option equal to 10% of the equity funds committed, with an exercise price equal to the price of the committed funds. This option also exercises 12 years from date of grant. CSM is also entitled to receive 3.5% of new debt and 4 % of new equity, plus the same options as above, for any new debt or equity received by the Company from third parties not introduced to the Company by CSM.

3. At any time after five years from the date of the Agreement, CSM is entitled to have the Company buyback its shares and any exercised or to be exercised options at twice the purchase price paid by CSM. The Company has agreed that this buyback obligation shall be a secured obligation of the Company.

4. Break-Up Provision: If, for whatever reason, the stock and/or options are not issued or granted to CSM, or the Company refuses to accept CSM's exercise of any of its options per the terms of the Agreement then CSM shall be immediately entitled to a cash payment (the "Break-Up Fee") from the Company of the greater of (1) approximately $244,000, or (2) the total share entitlement of CSM times the gain foregone by CSM by (a) not being able to exercise its options at the stated price and thence (b) not being able to sell the underlying shares at, for calculation purposes, 90 % of the highest selling price by the Company to any other investors up to the date of CSM's billing to the Company for payment of the Break-Up Fee.

5. Finally, the Company has agreed that all financial obligations of the Company to CSM shall be secured obligations and personally guaranteed by Mr. Leon, the CEO of the Company, until such obligations are paid.

The offer and sale by the Company of the securities set forth above were made pursuant to Section 4(2) and/or Regulation D of the Securities Act of 1933, as amended (the “1933 Act”), and therefore are exempt from the registration requirements of the 1933 Act. Each of the investors was an accredited investor within the meaning of Rule 501(a) under the 1933 Act. None of the offers and sales was made through any general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act. All of the securities were sold by the officers and directors of the Company and no commissions were paid. All of the stock certificates representing the securities have been affixed with a legend restricting sales and transfers and the transfer agent has been instructed to place stop transfer orders against such securities.

Item 11. Description of Registrant’s Securities to be Registered

Our certificate of incorporation authorizes us to issue up to 30,000,000 shares of one class of common stock, par value $0.01 per share. On October 20, 2008, a total of 17,195,000 shares were issued and outstanding in the hands of approximately 59 shareholders of record. We have no outstanding option or warrants to purchase our shares.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting of shares in elections of directors is not permitted. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if any. The common stock has no preemptive or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable.

Currently, 6,015,395 shares are eligible for resale under Rule 144(k) of the 1933 Act Rule 144(k) permits the resale of restricted securities by a shareholder if one year has lapsed from the date the securities were acquired from the issuer or an affiliate of the issuer and if the seller is not, nor has been, an affiliate of the Company during the preceding three months. 1,090,000 shares have been held less than one year and the remaining 10,089,605 shares are “control securities” held by our directors and officers and affiliates are subject to additional restrictions on transfer.

. Officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company’s outstanding common stock. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of six months if the company is a current, reporting company under the 1933 Act. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Holladay Stock Transfer Inc., 2939 North 67th Place, Suite C, Scottsdale, Arizona 85251.

Item 12. Indemnification of Directors and Officers

Articles 10 and 12 of our certificate of incorporation require us to indemnify our officers, directors, and other persons to whom corporations may extend indemnification, to the maximum extent allowed by Delaware law.

In general, Section 145 of the Delaware General Corporation Law (the “DGCL”) provides for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

SEC Position on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 13. Financial Statements and Supplementary Data

See the Financial Statements following the signature page.

Item 14. Changes In and Disagreement with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a)   Financial Statements.  Our financial statements are appended to the end of this registration statement, following the signature page.

(b)   Exhibits.  The list of exhibits as part of this registration statement on Form 10 is submitted in the exhibit index below:

Ex.	Description

2.1	Acquisition Agreement
3.1	Certificate of Incorporation
3.2	By-Laws
10.1	Investment Engagement Letter Agreement between The Capital Management Strategy Company and the Company
10.2	Commercial Lease dated November 1, 2006, between Leon Management and the Registrant
24.1	Consent of Simon & Edward, LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 31, 2008		SUNCAST NETWORK, INC.

	By:	/s/ Wing S. Leon
Wing S. Leon
Chief Executive Officer

SUNCAST NETWORK, INC.
FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
AUDITED
Report of Independent Registered Public Accounting Firm	26
Balance Sheet as of December 31, 2007 and 2006	27
Statement of Operations for the period ended December 31, 2007 and for the period from June 22, 2006 (Inception) to December 31, 2006	29
Statement of Members’/Stockholders’ Equity for the period ended December 31, 2007 and for the period from June 22, 2006 (Inception) to December 31, 2006	30
Statement of Cash Flows for the period ended December 31, 2007 and for the period from June 22, 2006 (Inception) to December 31, 2006	31
Notes to Financial Statements	32

UNAUDITED
Balance Sheet as of June 30, 2008	41
Statement of Operations for six months ended June 30, 2008 and 2007	43
Statements of Members’/Stockholders’ Equity from June 22, 2006 (Inception) to June 22, 2008	44
Statement of Cash Flows for the six months ended June 30, 2008 and 2007	45
Notes to Financial Statements	46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SUNCAST NETWORK, INC

We have audited the accompanying balance sheet of Suncast Network, Inc (“the Company”) as of December 31, 2007 and 2006 and the related consolidated statement of operations, cash flows and stockholders’ equity for the period from June 22, 2006 (date of inception) through December 31, 2007. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of operations and cash flows for the period from June 22, 2006 (date of inception) through December 31, 2007 and in conformity with accounting principles generally accepted in the United States of America.

/s/ Simon & Edward, LLP
Certified Public Accountants

City of Industry, California USA
October 3, 2008

    SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	December 31,
	2007	2006
Current assets:
Cash and cash equivalents	$547,465	$155,608
Prepayments	20,550
Inventory	93,487	-
Employee advance	-	4,088

Total current assets	661,502	159,696

Property and equipment, net	312,872	148,673

Other assets:
Deposits	1,460	1,460
Deferred charges - TV contents	11,842	-
Films, net	32,500	35,000
Software, net	65,495	55,000

Total other assets	111,297	91,460

Total assets	$1,085,671	$399,829

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31,
	2007	2006
Current liabilities:
Accounts payable	$85,000	$-
Bank lines of credit	5,565
Accrued expenses	46,274	1,321

Total current liabilities	136,839	1,321

Shareholders' equity
Members' interest	-	705,806
Common stock, $0.01 par value, 30,000,000 shares authorized, 16,105,000 shares outstanding at 12/31/2007	161,050	-
Additional paid in capital	1,649,756	-
Subscriptions receivable	(110,000)	(100,000)
Accumulated deficit	(751,974)	(207,298)

Total shareholders' equity	948,832	398,508

Total liabilities and shareholders' equity	$1,085,671	$399,829
The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND
THE PERIOD FROM INCEPTION (JUNE 22, 2006) THROUGH DECEMBER 31, 2006

		Period from Incpetion
	Year Ended	(June 22, 2006) to
	December 31,	December 31,
	2007	2006

Sales, net	$63,562	$-

Cost of sales	20,076	-

Gross profit	43,486	-

General and administrative expenses	593,801	209,494

Loss from operations	(550,315)	(209,494)

Other income (expense):
Interest income	5,953	2,196
Interest expense	(314)	-

Total other income	5,639	2,196

Loss before income taxes	(544,676)	(207,298)

Provision for income tax	-	-

Net loss	$(544,676)	$(207,298)

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC.
(FORMERLY SUNCAST NETWORK, LLC)
STATEMENTS OF MEMBERS' / SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND
THE PERIOD FROM INCEPTION (JUNE 22, 2006) THROUGH DECEMBER 31, 2006

							Total Members'
	LLC Members'	Common Stock		Additional	Subcription	Accumulated	/ Shareholders'
	Contributions	Shares Issued	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balance, Inception, June 22, 2006	$		$-	$	$	$-	$-

Members' cash contribution and receivable	540,000	-	-		(100,000)	-	440,000

Members' services contribution and receivable	128,306						128,306

Members' non-cash contributions	37,500						37,500

Net loss for the period			-			(207,298)	(207,298)

Balance, December 31, 2006	$705,806		$-	$-	(100,000)	$(207,298)	$398,508

Shares converted from LLC members' contributions	(705,806)	15,000,000	150,000	555,806

Shares issued for cash		1,105,000	11,050	1,093,950	(110,000)	-	995,000

Cash received for subscriptions receivable					100,000		100,000

Net loss for the year		-	-	-		(544,676)	(544,676)

Balance, December 31, 2007	$-	16,105,000	$161,050	$1,649,756	$(110,000)	$(751,974)	$948,832

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC.
(FORMERLY SUNCAST NETWORK, LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND
FOR THE PERIOD FROM INCEPTION (JUNE 22, 2006) THROUGH DECEMBER 31, 2006

		Period from Incpetion
	Year Ended	(June 22, 2006) to
	December 31,	December 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(544,676)	$(207,298)
Adjustments to reconcile net loss to net
Cash provided by (used in) operating activities:
Depreciation and amortization	48,089	12,754
Services exchanged for common stocks	-	128,306
Changes in assets and liabilities:
Inventory	(93,487)
Prepayments	(20,550)
Accounts payable	85,000
Employee advance	4,088	(4,088)
Accrued expenses	44,953	1,321
Total adjustments	68,093	138,293
Net cash used in operating activities	(476,583)	(69,005)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits	-	(1,460)
Payments for deferred charges	(11,842)	-
Purchases of property, plant and equipment	(220,283)	(251,427)
Net cash used in investing activities	(232,125)	(252,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit lines	5,565
Proceeds from shareholders' capital contributions	1,095,000	477,500
Net cash provided by financing activities	1,100,565	477,500

Net change in cash and cash equivalents	391,857	155,608

Cash and cash equivalents at the beginning of the period	155,608	-
Cash and cash equivalents at the end of the period	$547,465	$155,608

Supplemental cash flows disclosures:
Cash paid for income tax	$-	$-
Cash paid for interest expenses	$314	$-

Non-cash transaction:
Stock issued for other asset	$	$37,500

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Basis of Presentation

Suncast Network, LLC was formed in Delaware on June 22, 2006 as a Limited Liability Company (hereinafter, the ‘LLC’). The LLC’s primary business is providing online broadcasting of variety of Asian television channels over the Internet on a subscription basis.

On April 18, 2007 the members of the LLC exchanged all of their membership interests for common stock of Suncast Network, Inc. (hereinafter, the ‘Company’), corporation incorporated in the state of Delaware. The corporation absorbed and is continuing the business of the LLC.

Note 2. Summary of Significant Accounting Policies

Use of Estimate

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term interest-bearing deposits with original maturities of ninety days or less at the date of purchase.

Inventory

Inventories are stated at average cost and consist only finished goods held for resale. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine weather any inventory has become obsolete or has declined in value, and incurs a charge to operations for known and anticipated inventory obsolescence.

Property and Equipment

Property, plant and equipment are reported at cost net of accumulated depreciation. The Company computes depreciation for all plant and equipment using the straight-line method over the estimated useful lives of the related assets as follows:

Equipments	5 to 7 years
Computers	5 years
Furniture and fixtures	7 years
Leasehold improvements	39 years

Note 2. Summary of Significant Accounting Policies, continued

Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in the statement of income for the period.

Impairment of long-lived assets

The Company reviews its long-lived assets whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is evaluated by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets. The Company has made no adjustments to its long-lived assets in the period presented.

Films

On June 29, 2006, the Company agreed to exchange 625,000 shares of common stocks with Favoredland Group, Inc. for footage volume of $18,750. On the same day, the Company agreed to exchange 625,000 shares of common stocks with Feverland Group, Inc. for footage volume of $18,750. The content of the films are all in Chinese and contain movies and dramas. The films are mainly used to broadcast online to attract more potential subscribers. The value of the footages were appraised and evaluated by a professional expert at fair market value cost. The films are stated at market value and amortized in 5 years, which is the estimated useful life of the films by the management and using straight-line method for the financial reporting purposes. Amortization expenses were $2,500 and $2,500 for the years ended December 31, 2006 and 2007, respectively.

Computer software

Computer software is stated at cost and amortized in 5 years using straight-line method for the financial reporting purposes. Amortization expense for the year ended December 31, 2006 and December 31, 2007 were $5,000 and $17,500, respectively.

Revenue recognition

The Company’s revenues are derived from subscriptions to television channels available over the Internet, advertisements and sale of cable boxes. Revenues are deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable and collectibility is reasonable assure.

Note 2. Summary of Significant Accounting Policies, continued

Research and development

The Company accounts for research and development costs in accordance with the Financial Accounting Standard Board’s Statement of Financial Accounting Standards No. 2 (“SFAS 2”), “Accounting for Research and Development Costs.” Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development costs totaled $13,125 for the year ended December 31, 2006.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

New accounting pronouncement

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends Statement No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments. The Company does not anticipate that the adoption of SFAS 155 will have any significant impact on the Company’s financial statements.

Note 2. Summary of Significant Accounting Policies, continued

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets” (“SFAS 156”), an amendment of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The company is currently evaluating the provisions of FIN 48.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement, which provides guidance for applying the definition of fair value to various accounting pronouncements” (“SFAS 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of SFAS 157.

In September 2006, the FASB also issued Statement No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 amends SFAS 87, 88, 106, and 132R, and requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its statement of financial position. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. SFAS 158 is not applicable to the Company, as it does not have a defined benefit pension plan.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108 ("SAB 108"), considering the Effect of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, that addresses how uncorrected errors in previous years should be considered when quantifying errors in the current year financial statements. SAB 108 is effective for fiscal years ending November 15, 2006 and, upon adoption, companies are allowed to record the effects as a cumulative-effect adjustment to retained earnings. The Company is currently evaluating the provisions of SFAS 157.

Note 2. Summary of Significant Accounting Policies, continued

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In June 2007, the FASB ratified Emerging Issue Task Force (“EITF”) Issue No. EITF 06-11 Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007.

In June 2007, the FASB issued EITF Issue No. 07-03, Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-03”). EITF 07-03 provides guidance on whether non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be accounted for as research and development costs or deferred and capitalized until the goods have been delivered or the related services have been rendered. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. We do not expect our adoption of this new standard to have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS 141R, “Business Combinations - Revised 2007,” which replaces FASB Statement No. 141, “Business Combinations.” SFAS 141R establishes principles and requirements intending to improve the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This is accomplished through requiring the acquirer to recognize assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. This includes contractual contingencies only if it is more likely than not that they meet the definition of an asset of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements - a replacement of FASB Concepts Statement No. 3.” This statement also requires the acquirer to recognized goodwill as of the acquisition date, measured as a residual. However, this statement improves the way in which an acquirer’s obligations to make payments conditioned on the outcome of future events are recognized and measured, which in turn improves the measure of goodwill. This statement also defines a bargain purchases as a business combination in which the total acquisition-date fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain attributable to the acquirer. This therefore improves the representational faithfulness and completeness of the information provided about both the acquirer’s earnings during the period in which it makes a bargain purchase and the measures of the assets acquired in the bargain purchase. The Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

Note 2. Summary of Significant Accounting Policies, continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51,” which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to (a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent’s equity, (b) clearly identify and present both the parent’s and the noncontrolling interest’s attributable consolidated net income on the face of the consolidated statement of income, (c) consistently account for changes in parent’s ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly, (d) measure of any gain, loss or retained noncontrolling equity at fair value after a subsidiary is deconsolidated, and (e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This Statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS 141R, “Business Combinations - Revised 2007,” which replaces FASB Statement No. 141, “Business Combinations.” SFAS 141R establishes principles and requirements intending to improve the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This is accomplished through requiring the acquirer to recognize assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. This includes contractual contingencies only if it is more likely than not that they meet the definition of an asset of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements - a replacement of FASB Concepts Statement No. 3.” This statement also requires the acquirer to recognized goodwill as of the acquisition date, measured as a residual. However, this statement improves the way in which an acquirer’s obligations to make payments conditioned on the outcome of future events are recognized and measured, which in turn improves the measure of goodwill. This statement also defines a bargain purchases as a business combination in which the total acquisition-date fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain attributable to the acquirer. This therefore improves the representational faithfulness and completeness of the information provided about both the acquirer’s earnings during the period in which it makes a bargain purchase and the measures of the assets acquired in the bargain purchase. The Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

Note 2. Summary of Significant Accounting Policies, continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Stateme0147nts - an amendment of ARB No. 51,” which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to (a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent’s equity, (b) clearly identify and present both the parent’s and the noncontrolling interest’s attributable consolidated net income on the face of the consolidated statement of income, (c) consistently account for changes in parent’s ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly, (d) measure of any gain, loss or retained noncontrolling equity at fair value after a subsidiary is deconsolidated, and (e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This Statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 13,” which intended to enhance the current disclosure framework in Statement 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives. Finally, this Statement requires cross-referencing within the footnotes, which should help users of financial statements locate important information about derivative instruments. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In May 2008, the FASB issued SFAS NO. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statement of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

Note 3. Property and Equipment

The details of property and equipment and the related accumulated depreciation are set forth below as of December 31:

	2006	2007
Equipment	$144,447	$281,715
Computers	5,983	25,241
Furniture and fixtures	3,497	16,600
Leasehold improvements		25,659
	153,927	349,215

Less: Accumulated depreciation	(5,254)	(36,343)

Property and equipment - net	$148,673	$312,872

Note 4. Common Stock

On April 18, 2007 the members of the Suncast Network, LLC exchanged all of their membership interests, which amounted $705,806 for 15,000,000 shares of common stock of Suncast Network, Inc. The Company has 30,000,000 shares, $0.01 par value common stock authorized, and 15,000,000 shares were issued and outstanding after the exchanged agreement. Total cash contribution was amounted $540,000, which included the subscription receivable totaled $100,000. Total assets contribution was amounted $37,500. And total services contribution was amounted $128,306. On June 1, 2007 the Company offered a confidential private placement memorandum of 1,000,000 shares of its common stock at $1.00 per share for accredited investors only. 105,000 additional shares of common stock were issued together with the original listed 1,000,000 shares of common stock through the private offering and the total of 16,105,000 shares of common stock were issued and outstanding for the year ended December 31, 2007. Subscription receivable from stock sales totaled $110,000 and $100,000 at December 31, 2007 and 2006, respectively, and were reported as a reduction of stockholders’ equity.

Note 5. Commitment

The Company has entered into an operating lease for its office in Arlington Heights, Illinois. The lease will expire on April 31, 2009. The total rent paid for the year ended December 31, 2006 and December 31, 2007 were $8,613 and $59,737, respectively.

The following is a schedule of non-cancelable future approximate minimum lease payments required under the operating lease:

Year	Amount
2008	$46,400
2009	15,600

Total	$62,000

Note 6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The company maintains cash balances at one local bank located in Illinois. Accounts insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2007, the uninsured cash balances totaled $442,440.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2008	December 31, 2007
	(Unaudited)
Current assets:

Cash and cash equivalents	$238,042	$547,465
Accounts Receivable, net	62,584
Prepayments	11,174	20,550
Inventory	70,112	93,487
Employee advance	-	-

Total current assets	381,912	661,502

Property and equipment, net	337,934	312,872

Other assets:
Deposits	3,985	1,460
Deferred charges - TV contents	7,818	11,842
Films, net	28,750	32,500
Software, net	57,506	65,495

Total other assets	98,059	111,297

Total assets	$817,905	$1,085,671

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30, 2008	December 31, 2007
	(Unaudited)

Current liabilities:
Accounts payable	$-	$85,000
Bank lines of credit	46,315	5,565
Accrued expenses and other payable	49,491	46,274

Total current liabilities	95,806	136,839

Shareholders' equity
Members' interest	-	-
Common stock, $0.01 par value, 30,000,000 shares authorized, 16,255,000 and 16,105,000 shares outstanding at 6/30/2008 and 12/31/2007, respectively	162,550	161,050
Additional paid in capital	1,835,756	1,649,756
Subscriptions receivable		(110,000)
Accumulated deficit	(1,276,207)	(751,974)

Total shareholders' equity	722,099	948,832

Total liabilities and shareholders' equity	$817,905	$1,085,671

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
UNAUDITED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2008	2007

Revenues	$120,509	$129

Cost of revenues	85,574	6,251

Gross profit	34,935	(6,122)

Expenses:
Selling, general, and administrative expenses	560,084	265,999

Income from operations	(525,149)	(272,121)

Other income (expense):
Interest income	4,359	2,393
Interest expense	(1,153)	(80)
Other income(expense) - net	(2,290)	-
Total other income (expense)	916	2,313

Net income before income taxes	(524,233)	(269,808)

Provision for income taxes	-	-

Net income	$(524,233)	$(269,808)

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
CONDENSED STATEMENTS OF MEMBERS' / SHAREHOLDERS' EQUITY

								Total Members'
	LLC Members'		Common Stock		Additional	Subcription	Accumulated	/ Shareholders'
	Contributions		Shares Issued	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balance, Inception, June 22, 2006	$			$-	$	$	$-	$-

Members' cash contribution and receivable		540,000	-	-		(100,000)	-	440,000

Members' services contribution and receivable		128,306						128,306

Members' non-cash contributions		37,500						37,500

Net loss for the period				-			(207,298)	(207,298)

Balance, December 31, 2006		$705,806		$-	$-	(100,000)	$(207,298)	$398,508

Shares converted from LLC members' contributions		(705,806)	15,000,000	150,000	555,806

Shares issued for cash			1,105,000	11,050	1,093,950	(110,000)	-	995,000

Cash received for subscriptions receivable						100,000		100,000

Net loss for the year			-	-	-		(544,676)	(544,676)

Balance, December 31, 2007		$-	16,105,000	$161,050	$1,649,756	$(110,000)	$(751,974)	$948,832

Shares issued for cash			150,000	1,500	186,000			187,500

Cash received for subscriptions receivable						110,000		110,000

Net loss for the period							(524,233)	(524,233)

Balance, June 30, 2008	$		16,255,000	$162,550	$1,835,756	$-	$(1,276,207)	$722,099

The accompanying notes are an integral part of these financial statements.

SUNCAST NETWORK, INC
(FORMERLY SUNCAST NETWORK, LLC)
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(524,233)	$(269,808)
Adjustments to reconcile net loss to net
Cash provided by (used in) operating activities:
Depreciation and amortization	39,851	20,905
Changes in assets and liabilities:
Accounts receivable	(62,584)
Inventory	23,375
Prepayments	13,400	(21,879)
Accounts payable	(85,000)
Employee advance	-	4,088
Accrued expenses	3,217	29,107
Total adjustments	(67,741)	32,221
Net cash used in operating activities	(591,974)	(237,587)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits	(2,525)
Payments for deferred charges	-
Purchases of property, plant and equipment	(53,174)	(59,579)
Net cash used in investing activities	(55,699)	(59,579)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit lines	40,750	973
Proceeds from shareholders' capital contributions	297,500	235,000
Net cash provided by financing activities	338,250	235,973

Net change in cash and cash equivalents	(309,423)	(61,193)

Cash and cash equivalents at the beginning of the period	547,465	155,608
Cash and cash equivalents at the end of the period	$238,042	$94,415

Supplemental cash flows disclosures:
Cash paid for income tax	$-	$-
Cash paid for interest expenses	$1,153	$80

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Basis of Presentation

Suncast Network, LLC was formed in Delaware on June 22, 2006 as a Limited Liability Company (hereinafter, the ‘LLC’). The LLC’s primary business is providing online broadcasting of variety of Asian television channels over the Internet on a subscription basis.

On April 18, 2007 the members of the LLC exchanged all of their membership interests for common stock of Suncast Network, Inc. (hereinafter, the ‘Company’), corporation incorporated in the state of Delaware. The corporation absorbed and is continuing the business of the LLC.

Note 2. Summary of Significant Accounting Policies

Use of Estimate

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term interest-bearing deposits with original maturities of ninety days or less at the date of purchase.

Inventory

Inventories are stated at average cost and consist only finished goods held for resale. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine weather any inventory has become obsolete or has declined in value, and incurs a charge to operations for known and anticipated inventory obsolescence.

Property and Equipment

Property, plant and equipment are reported at cost net of accumulated depreciation. The Company computes depreciation for all plant and equipment using the straight-line method over the estimated useful lives of the related assets as follows:

Equipments	7 years
Computers	5 to 7 years
Furniture and fixtures	7 years
Leasehold improvements	7 years

Note 2. Summary of Significant Accounting Policies, continued

Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in the statement of income for the period.

Impairment of long-lived assets

The Company reviews its long-lived assets whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is evaluated by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets. The Company has made no adjustments to its long-lived assets in the period presented.

Films

On June 29, 2006, the Company agreed to exchange 625,000 shares of common stocks with Favoredland Group, Inc. for footage volume of $18,750. On the same day, the Company agreed to exchange 625,000 shares of common stocks with Feverland Group, Inc. for footage volume of $18,750. The content of the films are all in Chinese and contain movies and dramas. The films are mainly used to broadcast online to attract more potential subscribers. The value of the footages were appraised and evaluated by a professional expert at fair market value cost. The films are stated at market value and amortized in 5 years, which is the estimated useful life of the films by the management and using straight-line method for the financial reporting purposes. Amortization expenses were $3,750 and $3,750 for the six months ended June 30, 2007 and 2008, respectively.

Computer software

Computer software is stated at cost and amortized in 5 years using straight-line method for the financial reporting purposes. Amortization expense for the six months ended June 30, 2007 and 2008 were $6,000 and $8,534, respectively.

Revenue recognition

The Company’s revenues are derived from subscriptions to television channels available over the Internet, advertisements and sale of cable boxes. Revenues are deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable and collectibility is reasonable assure.

Note 2. Summary of Significant Accounting Policies, continued

Research and development

The Company accounts for research and development costs in accordance with the Financial Accounting Standard Board’s Statement of Financial Accounting Standards No. 2 (“SFAS 2”), “Accounting for Research and Development Costs.” Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development costs totaled $13,125 for the year ended December 31, 2006.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

New accounting pronouncement

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends Statement No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments. The Company does not anticipate that the adoption of SFAS 155 will have any significant impact on the Company’s financial statements.

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets” (“SFAS 156”), an amendment of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

Note 2. Summary of Significant Accounting Policies, continued

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The company is currently evaluating the provisions of FIN 48.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement, which provides guidance for applying the definition of fair value to various accounting pronouncements” (“SFAS 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of SFAS 157.

In September 2006, the FASB also issued Statement No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 amends SFAS 87, 88, 106, and 132R, and requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its statement of financial position. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. SFAS 158 is not applicable to the Company, as it does not have a defined benefit pension plan.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108 ("SAB 108"), considering the Effect of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, that addresses how uncorrected errors in previous years should be considered when quantifying errors in the current year financial statements. SAB 108 is effective for fiscal years ending November 15, 2006 and, upon adoption, companies are allowed to record the effects as a cumulative-effect adjustment to retained earnings. The Company is currently evaluating the provisions of SFAS 157.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Note 2. Summary of Significant Accounting Policies, continued

In June 2007, the FASB ratified Emerging Issue Task Force (“EITF”) Issue No. EITF 06-11 Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007.

In June 2007, the FASB issued EITF Issue No. 07-03, Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-03”). EITF 07-03 provides guidance on whether non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be accounted for as research and development costs or deferred and capitalized until the goods have been delivered or the related services have been rendered. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. We do not expect our adoption of this new standard to have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS 141R, “Business Combinations - Revised 2007,” which replaces FASB Statement No. 141, “Business Combinations.” SFAS 141R establishes principles and requirements intending to improve the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This is accomplished through requiring the acquirer to recognize assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. This includes contractual contingencies only if it is more likely than not that they meet the definition of an asset of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements - a replacement of FASB Concepts Statement No. 3.” This statement also requires the acquirer to recognized goodwill as of the acquisition date, measured as a residual. However, this statement improves the way in which an acquirer’s obligations to make payments conditioned on the outcome of future events are recognized and measured, which in turn improves the measure of goodwill. This statement also defines a bargain purchases as a business combination in which the total acquisition-date fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain attributable to the acquirer. This therefore improves the representational faithfulness and completeness of the information provided about both the acquirer’s earnings during the period in which it makes a bargain purchase and the measures of the assets acquired in the bargain purchase. The Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

Note 2. Summary of Significant Accounting Policies, continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51,” which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to (a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent’s equity, (b) clearly identify and present both the parent’s and the noncontrolling interest’s attributable consolidated net income on the face of the consolidated statement of income, (c) consistently account for changes in parent’s ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly, (d) measure of any gain, loss or retained noncontrolling equity at fair value after a subsidiary is deconsolidated, and (e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This Statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS 141R, “Business Combinations - Revised 2007,” which replaces FASB Statement No. 141, “Business Combinations.” SFAS 141R establishes principles and requirements intending to improve the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This is accomplished through requiring the acquirer to recognize assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. This includes contractual contingencies only if it is more likely than not that they meet the definition of an asset of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements - a replacement of FASB Concepts Statement No. 3.” This statement also requires the acquirer to recognized goodwill as of the acquisition date, measured as a residual. However, this statement improves the way in which an acquirer’s obligations to make payments conditioned on the outcome of future events are recognized and measured, which in turn improves the measure of goodwill. This statement also defines a bargain purchases as a business combination in which the total acquisition-date fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain attributable to the acquirer. This therefore improves the representational faithfulness and completeness of the information provided about both the acquirer’s earnings during the period in which it makes a bargain purchase and the measures of the assets acquired in the bargain purchase. The Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Stateme0147nts - an amendment of ARB No. 51,” which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to (a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent’s equity, (b) clearly identify and present both the parent’s and the noncontrolling interest’s attributable consolidated net income on the face of the consolidated statement of income, (c) consistently account for changes in parent’s ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly, (d) measure of any gain, loss or retained noncontrolling equity at fair value after a subsidiary is deconsolidated, and (e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This Statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

Note 2. Summary of Significant Accounting Policies, continued

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 13,” which intended to enhance the current disclosure framework in Statement 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives. Finally, this Statement requires cross-referencing within the footnotes, which should help users of financial statements locate important information about derivative instruments. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In May 2008, the FASB issued SFAS NO. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statement of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

Note 3. Property and Equipment

The details of property and equipment and the related accumulated depreciation are set forth below as of December 31:

	June 30,	December 31,
	2008	2007
	(Unaudited)

Equipment	$299,593	$281,715
Computers	46,579	25,241
Furniture and fixtures	18,100	16,600
Leasehold improvements	37,786	25,659
	402,058	349,215

Less: Accumulated depreciation	(64,124)	(36,343)

Property and equipment - net	$337,934	$312,872

Note 4. Common Stock

On April 18, 2007 the members of the Suncast Network, LLC exchanged all of their membership interests, which amounted $705,806 for 15,000,000 shares of common stock of Suncast Network, Inc. The Company has 30,000,000 shares, $0.01 par value common stock authorized, and 15,000,000 shares were issued and outstanding after the exchanged agreement. Total cash contribution was amounted $540,000, which included the subscription receivable totaled $100,000. Total assets contribution was amounted $37,500. And total services contribution was amounted $128,306. On June 1, 2007 the Company offered a confidential private placement memorandum of 1,000,000 shares of its common stock at $1.00 per share for accredited investors only. 105,000 additional shares of common stock were issued together with the original listed 1,000,000 shares of common stock through the private offering and the total of 16,105,000 shares of common stock were issued and outstanding for the year ended December 31, 2007. On April 1, 2008 the Company offered another confidential private placement memorandum of 150,000 shares of its common stock at $1.25 per share for accredited investors only. The total of 16,255,000 shares of common stock were issued and outstanding for the period ended June 30, 2008. Subscription receivable from stock sales totaled $0 and $110,000 at June 30, 2008 and December 31, 2007, respectively, and were reported as a reduction of stockholders’ equity.

Note 5. Commitment

The Company has entered into an operating lease for its office in Arlington Heights, Illinois. The lease will expire on April 31, 2009. The total rent paid for the six months ended June 30, 2007 and 2008 were $18,000 and $23,000, respectively.

The following is a schedule of non-cancelable future approximate minimum lease payments required under the operating lease:

Twelve-month period ended June 30,	Amount
2009	$39,000

Total	$39,000

Note 6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The company maintains cash balances at one local bank located in Illinois. Accounts insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2008, the uninsured cash balances totaled $141,240.